

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2024

Sharon McCollam
President and Chief Financial Officer
Albertsons Companies, Inc.
250 Parkcenter Blvd.
Boise, Idaho 83706

  Re: Albertsons Companies, Inc.
    Form 10-K for Fiscal Year Ended February 24, 2024
    Filed April 22, 2024
    File No. 001-39350

Dear Sharon McCollam:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services